Mail Stop 0407

      							February 25, 2005

Via U.S. Mail and Fax
Mr. Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.
1615 West Chester Pike
Suite 200
West Chester, PA 19382-6223

	RE:	Nobel Learning Communities, Inc.
      Form 10-K for the fiscal year ended July 3, 2004
		Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005
		File No. 000-27024

Dear Mr. Frank:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended July 3, 2004

Item  7.  Management Discussion and Analysis, page 12

1. We note that you identify a number of factors that contributed to
the change in revenue year over year, including tuition changes, enrollment changes, and shift from full time to part time attendance.
To the extent possible, expand your disclosure in future filings to
quantify the impact of each factor in any instance where you discuss
increases and decreases to prior period amounts.  Refer to Item
303
of Regulation S-K.

2. In future filings, expand the School Operating Profit section of your disclosure to discuss material changes from year to year in each
"operating expense" line item to the extent necessary for an understanding of your businesses as required by Instruction 4 of Item
303(a) of Regulation S-K. Explain and individually quantify the material factors underlying each material line item change.

3. Further, in future filings discuss not only the causes of historical changes in your results of operations, but also any known trends or uncertainties that are expected to have a material impact on your revenues or income from operations in future periods. In addition to Item 303 of Regulation S-K, also refer to the guidance in the Commission`s Release No. 33-8350 issued in December 2003.

Consolidated Statements of Operations, page F-4

4. Your presentation of "school operating profit" is confusing since it excludes certain operating expenses and is similar in title to "operating income." In addition, the caption "school operating profit" may be considered a non-GAAP measure under Item 10 of Regulation S-K. Please revise your presentation or tell us why you believe that such presentation is appropriate.

Note 1.  Summary of Significant Accounting Policies and Company
Background

	Accounts Receivable and Credit Risk, page F-8

5. You disclose that your accounts receivable are comprised primarily of tuition due from parents and governmental agencies. Describe for us the nature in which these governmental receivables are generated and tell us your revenue recognition policy for these transactions.

Note 3.  Discontinued Operations, page F-13

6. You indicate that the 5 schools classified as held for sale were
placed in this category during fiscal 2003. Given that these 5 schools have been classified as held for sale for greater than one year, please tell us how you considered the guidance in paragraph 30 of SFAS 144 in determining that it was appropriate to classify them as held for sale at June 30, 2003 and July 3, 2004. In addition, disclose in future filings the manner and timing of the expected disposal of the schools held for sale. Refer to paragraph 47a. of SFAS 144 for guidance.

7. Revise your presentation of "operating loss" for discontinued operations to include goodwill impairment, write down of property and equipment and accrual for future lease obligations.

Note 6. Goodwill, page F-15

8. We note that you have identified ten reporting units for purposes of testing goodwill for impairment. Tell us how you determined these reporting units under the guidance in SFAS 142.

Note 8. Intangible Assets, net, page F-16

9. We note your disclosure that you recorded two non-compete agreements with two former executives for $705,000 in fiscal 2004. Clarify for us how you have accounted for these agreements and how you determined their value. In this regard, we note at page F-32 that the annual payments made with respect to these agreements are being expensed annually.

Note 11. Debt, page F-18

10. We note your disclosure that you transferred your rights under the interest rate swap agreement to Harris Trust and Savings Bank. Describe this transaction for us in more detail. Tell us what remaining rights you have with respect to the swap and how this transaction affected your accounting for the swap under SFAS 133.

Note 22.  Related Party Transactions, page F-32

11. You indicate that during the first quarter 2004, you recorded a charge of approximately $1,290,000 for the present value of the future payments to be made with respect to the consulting agreements with Mr. A.J. Clegg and Mr. John Frock. Tell us your basis for recording an expense for these services in the current period. In this regard, we note that these consulting services are to be provided in future periods.

Note 23.  Segment Information, page F-33

12. Tell us how you have determined that your private schools comprise one reportable segment. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. In addition, explain for us your disclosure at page 6 of your Form 10-Q for the quarter ended January
1, 2005, which states that as of January 1, 2005, the company operates in one segment.

13. Within your Segment Information note, you indicate that The Activities Club and charter schools are included within the Other category. Tell us whether the Paladin Academy and Houston Learning
Academy are also included within this Other category, and if so, expand your disclosure in future filings to state this fact.

Item 9A.  Controls and Procedures, page 30

14. We note that your Chief Executive Officer and Chief Financial Officer have "concluded that...the Company`s disclosure controls and procedures were effective in ensuring that all material information required to be disclosed in the reports that the Company files or submits under the Exchange Act have been made known to them in a timely fashion."Supplementally, please confirm, if true, that your officers also concluded that the disclosure controls and procedures were also effective in ensuring that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms. See Rule 13a-15(e) of the Exchange Act. Confirm that you will provide similar disclosure in your future filings. Alternatively, if true, please simply state in future filings that your disclosure controls and procedures are effective.

15. We note that the statement that there were no "significant changes" during the fiscal quarter ended July 3, 2004 that materially affected, or are reasonably likely to affect, your internal controls over financial reporting. Please note that Item 308(c) of Regulation
S-K requires disclosure of any changes, not just significant changes, in internal controls over financial reporting that would have a material effect. Supplementally, please confirm, if true, that there was no change in your internal control over financial reporting that occurred during the fiscal quarter ended July 3, 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings. In this regard, we note that your Forms 10-Q filed subsequent to this Form 10-K appear to reflect the new Item 308(c) language.

Form 10-Q for the quarter ended January 1, 2005

Item 4.  Controls and Procedures

16. We note your disclosure that your "disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in this Quarterly Report on Form
10-Q has been appropriately recorded, processed, summarized and reported." Supplementally, please confirm, if true, that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed in the reports that you file under the Exchange Act is recorded,
processed,
summarized and reported, within the time periods specified in the Commission`s rules and forms and were also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your
management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required
disclosure.  See Rule 13a-15(e) of the Exchange Act.   Please also
confirm that the Chief Executive and Chief Financial Officers concluded that the disclosure controls and procedures were effective in providing reasonable assurance of achieving their intended objectives. Alternatively, please remove the "reasonable assurance" language and simply state in future filings, if true, that your disclosure controls and procedures are effective.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Adam Washecka, Staff Accountant, at (202)
824-
5569 or Melissa Hauber, Senior Staff Accountant, at (202) 942-2858 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director




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Mr. Thomas Frank
Nobel Learning Communities, Inc.
February 25, 2005
Page 6